Exhibit 99.1

August 15, 2019

PRESS RELEASE

4-1-3 Taihei, Sumida-ku, Tokyo
Pepper Food Service Co., Ltd.
Kunio Ichinose, Representative Director, President and Chief Executive Officer
(Code number: 3053) TSE 1st Section

Inquiries:	Ichiro Yasuda, General Manager of General Affairs Department

Telephone number:	+81 (0)3 3829 3210

Notice of Resignation of Director

Pepper Food Service Co., Ltd. (the “Company”) hereby announces the resignation of a director as described below, effective August 31, 2019.

1. Resigning Director

Name	Title
Hideki Kawano	Director Corporate Planning Promotion Office

2. Date of Resignation

August 31, 2019

3. Reasons for Resignation

Personal reasons

4. Other

Following the resignation of this director, the Company will continue to meet the requirements for the number of directors as stipulated by applicable laws, regulations, and the Company’s Articles of Incorporation.

End